Exhibit 99.80

DHX Media Announces Closing of Secondary Offering of Common Shares

/NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR RELEASE, PUBLICATION, DISTRIBUTION OR DISSEMINATION DIRECTLY, OR INDIRECTLY, IN WHOLE OR IN PART, IN OR INTO THE UNITED STATES/

HALIFAX, (January 9, 2014) - DHX Media Ltd. ("DHX" or the "Company") (TSX: DHX), a leading independent creator, producer, distributor and licensor of children’s entertainment content, is pleased to announce the completion of the previously announced bought deal secondary offering (the " Offering") of common shares of DHX held by a group of entities controlled or managed by Birch Hill Equity Partners Management Inc. The Selling Shareholders sold 28,363,796 common shares of the Company at a price of $4.70 per common share, through a syndicate of underwriters led by Canaccord Genuity Corp.

DHX did not receive any proceeds from the Offering. Following closing of the Offering, the Selling Shareholders no longer hold any common shares of DHX. Concurrently with the Offering, John Loh and Michael Salamon, representatives of the Selling Shareholders, have resigned from DHX’s board of directors.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended, or any state securities laws and may not be offered or sold in the United States unless registered or an applicable exemption from the registration requirements is available.

Enquiries:

David A. Regan – EVP, Corporate Development & IR
+1 902-423-0260

About DHX Media

DHX Media (www.dhxmedia.com) is a leader in the creation, production and licensing of family entertainment rights. DHX Media owns, markets and distributes 9,500 half hours of children's entertainment content, and exploits owned properties through its consumer products licensing business. DHX Media is recognized for brands such as Yo Gabba Gabba!, Caillou, Teletubbies, In the Night Garden, Inspector Gadget, Johnny Test and Super WHY!. DHX Media's full-service international licensing agency, Copyright Promotions Licensing Group, (CPLG), represents numerous entertainment, sport and design brands. DHX Media has offices in Toronto, Los Angeles, Vancouver, Halifax, London, Paris, Barcelona, Milan, Munich and Amsterdam and is listed on the Toronto Stock Exchange.

Disclaimer

This press release contains forward-looking statements with respect to the Company, including statements regarding the intended use of proceeds of the Offering. Although the Company believes that the expectations reflected in such forward looking statements are reasonable, such statements involve risks and uncertainties and are based on information currently available to the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations, among other things, include risks related to market factors, including changing popularity of the titles in the Company’s production library, application of accounting policies and principles, and production related risks, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time including matters discussed under "Risk Factors" in the Company’s short form prospectus dated December 30, 2013, Annual Information Form, and annual Management Discussion and Analysis. These forward-looking statements are made as of the date hereof, and the Company assumes no obligation to update or revise them to reflect new events or circumstances.